                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            (Amendment No.      )*


                         WATER-JEL TECHNOLOGIES, INC.
                         ----------------------------
                               (Name of Issuer)

                         Common Stock, par value $.08
                         ----------------------------
                        (Title of Class of Securities)

                                   941 132 300
                                   -----------
                                 (CUSIP Number)

                             James W. Lucas, Esq.
                                  Suite 2400
                               521 Fifth Avenue
                           New York, New York  10175
                                (212) 697-6464
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 2, 1996
                                 ------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        (Continued on following pages)

                                                                    Schedule 13D
- --------------------------------------------------------------------------------
CUSIP No. 941 132 300                 13D                    Page 2 of 8 Pages
          -----------
- --------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
                                 Werner Haase
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                  ###-##-####
- --------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                   (b) [X]
- --------------------------------------------------------------------------------
3.    SEC USE ONLY
- --------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
                                      OO
- --------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(E)                                     [ ]
- --------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                          Federal Republic of Germany
- --------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                                   1,375,625
                  --------------------------------------------------------------
                  8.    SHARED VOTING POWER
                                    37,500
                  --------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER
                                   1,375,625
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                                   37,500
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,413,125
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   19.45%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
                                   IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D
- --------------------------------------------------------------------------------
CUSIP No. 941 132 300                 13D                    Page 3 of 8 Pages
          -----------

1.    NAME OF REPORTING PERSON
                              Nurit Kahane Haase
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                  ###-##-####
- --------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                   (b) [X]
- --------------------------------------------------------------------------------
3.    SEC USE ONLY
- --------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
                                      OO
- --------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(E)                                     [ ]
- --------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA
- --------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                                   1,112,500
                  --------------------------------------------------------------
                  8.    SHARED VOTING POWER
                                    37,500
                  --------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER
                                   1,112,500
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                                   37,500
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,150,000
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   16.4%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
                                   IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                      Page 4 of 8 Pages

Item 1.  Security and Issuer

     This statement relates to Common Stock, $.08 par value, (the "Common Stock"), of Water-Jel Technologies, Inc. (the "Company"). The address of the principal executive office of the Company is 243 Veterans Boulevard, Carlstadt, New Jersey 07072.

Item 2. Identity and Background

     (a) This statement is filed on behalf of Werner Haase and Nurit Kahane Haase (collectively the "Reporting Persons").

     (b) The business address for the Reporting Persons is 488 Madison Avenue, New York, New York 10022.

     (c) Mr. Haase is Chief Executive Officer and Mrs. Haase is Senior Vice President of the Company. The Reporting Persons conduct these activities primarily at the address above.

     (d) During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding.

     (e) During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

     (f) Mr. Haase is a citizen of the Federal Republic of Germany permanently resident in the United States and Mrs. Haase is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration

     On July 2, 1996, the Company acquired Journeycraft, a New York corporation ("JCI"), and Theracom Communications, Inc., a New York corporation ("THI"). The transaction was consummated by merging wholly owned subsidiaries of the Company into each of JCI and THI as a result of which JCI and THI became wholly-owned subsidiaries of the Company. Under the Agreement and Plan of Merger dated as of May 17, 1996 (the "Agreement"), in exchange for the merger, the holders of JCI stock and THI stock received an aggregate of 3,500,000 shares of the Company's Common Stock. Of these shares, 1,112,500 shares were received by each of the Reporting Persons.

Item 4.  Purpose of Transaction

     In connection with the Agreement, Peter Cohen resigned as a director of the Company and the Board elected Mr. Norman Doctoroff as a director. The position of Chief Executive Officer of the Company has been assumed by Mr. Haase, a director of the Company and the CEO and principal shareholder of both JCI and THI. Nurit Kahane Haase, the wife of Werner Haase, was appointed Senior Vice

                                                               Page 5 of 8 Pages

President of the Company. Under the terms of the Agreement, Mr. Haase has the right to designate one additional member of the Board as soon as the Company meets the information requirements in connection therewith pursuant to the provisions of Section 14(f) of the Securities Exchange Act of 1934.

     Except as set forth above, none of the Reporting Persons has any plans with respect to any of the securities set forth under Item 5 which is referred to in Items 4(a) - 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Haase holds an aggregate of 1,413,125 shares of Common Stock (including options to acquire 243,750 shares and 37,500 shares held jointly with Mrs. Haase), representing approximately 19.45% of the total outstanding Common Stock of the Company assuming the exercise of all of Mr. Haase's stock options. Mrs. Haase holds an aggregate of 1,150,000 shares of Common Stock (including the 37,500 shares held jointly with Mr. Haase), representing approximately 16.4% of the total outstanding Common Stock of the Company. Together, Mr. and Mrs. Haase hold an aggregate of 2,525,625 shares of Common Stock (including the options to acquire 243,750 shares), representing approximately 34.8% of the total outstanding Common Stock of the Company assuming the exercise of all of Mr. Haase's stock options. Mr. Haase has previously reported on Schedule 13G the ownership of over 5% of the Company's Common Stock.

     (b) The Reporting Persons each have sole power to vote and dispose of all of their respective shares set forth above except for 37,500 shares for which the Reporting Persons share voting and dispositive power.

     (c) Except for the receipt of the shares reported herein in connection with the mergers, the Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days.

     (d) The Reporting Persons each have the sole right to receive and power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them except for 37,500 shares for which the Reporting Persons share beneficial ownership.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None.

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                                                      Page 6 of 8 Pages

Item 7.  Material to be Filed as Exhibits

(1)  Agreement between Werner Haase and Nurit Kahane Haase with respect of joint filing of Schedule 13D.

(2) Agreement and Plan of Merger dated as of May 17, 1996, by and among the Company, JCI, THI, JCI Acquisition Corp., THI Acquisition Corp. and Werner Haase (incorporated by reference to the Company's report on Form 8-K filed July 12, 1996).

                                                      Page 7 of 8 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 1996

                                      /s/ Werner Haase
                                    --------------------------
                                    Werner Haase


                                      /s/ Nurit Kahane Haase
                                    --------------------------
                                    Nurit Kahane Haase


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                                                      Page 8 of 8 Pages

                                                                     Exhibit (1)

                                  Agreement

                         Joint Filing of Schedule 13D

      The undersigned hereby agree to jointly prepare and file a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Water-Jel Technologies, Inc. and hereby affirm that such
Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 29, 1996

                                     /s/ Werner Haase
                                    --------------------------
                                    Werner Haase


                                      /s/ Nurit Kahane Haase
                                    --------------------------
                                    Nurit Kahane Haase